Exhibit 99.1

To all holders of A10 stock options,

A10 recognizes that the equity component of your compensation is important to you. For this and many other reasons, together we are working very hard to enhance shareholder value in 2015 and beyond. In addition, we are pleased to report that A10’s Board of Directors has approved a proposal to seek stockholder approval for a possible exchange of underwater options for RSUs as further described in the attached summary.

We are all committed to doing everything possible to ensure that your hard work for A10 and your dedication are rewarded.

Regards,

Greg

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On April 14, 2015 A10 Networks, Inc. (A10) filed a preliminary Proxy Statement with the Securities and Exchange Commission (SEC) related to our June 2015 Annual Stockholder Meeting. It included a stockholder proposal regarding a potential option exchange program for employees. This document summarizes that program and is qualified entirely by the more detailed materials that will be provided later in the process if stockholders approve the proposal and the A10 Board of Directors (the “Board”) and/or its Compensation Committee (the “Compensation Committee”) decide to implement the option exchange program.

A10 Program to address underwater stock options

A10 is seeking stockholder approval to implement a one-time stock option exchange program to offer to replace certain underwater employee stock options with RSUs. This program is designed to give eligible A10 employees and contractors the ability to participate in the growth of our stock price given the prices at which A10’s stock currently trades.

Background

A large number of A10 employees received stock options in the months leading up to the IPO, and soon afterwards, with strike prices significantly above today’s A10 stock prices. Some of these options carry strike prices as high as $15.00.

In order to incentivize and help retain the services of employees holding these underwater option awards, the Board is submitting a proposal for stockholder approval of a program that would offer all eligible employees the ability to exchange certain of their out-of-the-money options for a lesser number of RSUs. As many of you know, an RSU is a right to receive a share of stock, without payment - therefore it has intrinsic value from inception (subject to vesting).

The specifics of any exchange program will be available in offering documents that will be made available to all eligible option holders following stockholder approval, if obtained, and assuming the Board or the Compensation Committee decides to implement the program. This program will be highly regulated and subject to specific rules that we will communicate to you when the exchange offer period commences. It will take some time to seek stockholder approval, roll out the program, and grant new RSUs. We appreciate your patience during this period.

What

If approved and implemented, the exchange program is expected to provide eligible employees and contractors an opportunity to exchange current outstanding option awards that have strike prices significantly above the then current market price of A10’s stock for new RSUs. The determination of which options are underwater and eligible for exchange will be made at the time of the offering. In general terms, it is anticipated that options that have strike prices more than 20% above the market price of A10’s stock at the time of the offering, granted before April 29, 2014, are likely to be eligible for exchange.

It is anticipated that the new RSUs will vest over a time period that is approximately 12 months longer than the remaining vesting of the options exchanged, subject to continued employment. The number of RSUs you will be able to receive for any existing options that you elect to exchange will be determined just before the commencement of the offering and will depend on several factors, including, significantly, the market price of our stock at that time.

Who

It is anticipated that all of our eligible employees (other than executive officers) and eligible contractors at the beginning of the exchange offer period who remain with us through the end of the exchange offer period and who hold options that meet the terms of the offering will be eligible to participate. Some geographic regions may have restrictions that limit our ability to extend the exchange program to certain employees; in those areas, we expect to seek to provide alternative programs if feasible.

When

We filed a preliminary proxy statement with the SEC on April 14th, and the final document is expected to be filed in late April. Our annual meeting, during which the stockholder vote will be tabulated, will be in early June. Assuming stockholders approve the proposal, and assuming the Board or Compensation Committee decides to implement the program, we currently expect to distribute the offering document following our Q2 2015 earnings report. Generally, you will then have at least 20 business days to elect to participate in the exchange program. If you do not elect to participate in the exchange program, you will keep your current options. It is entirely voluntary whether you participate in the exchange program. Also to note, you may elect to participate in regards to some of your eligible option grants and not participate as to others. The election may be made on a grant-by-grant basis. The exchange is expected to become effective shortly following the end of the 20 day period. As you can see, as a public company this is a lengthy process, but we feel that it is important that we make this alternative available to our employees.

How

You do not need to make decisions on this topic for several months. During that time we can expect much to happen within the business that could impact the decision factors you would be considering – one of the major ones being the stock price. As time goes on, we will provide additional details on the mechanics of the process and provide tools that can help you determine whether participation in the exchange program is the right choice for you.

Summary

In summary, this program will be designed to give each eligible employee and contractor who holds eligible stock options that are substantially out-of-the-money the choice to either retain those options or exchange them for RSUs. Although the analysis is complex now, as time goes on and we get to the time of the offering, much more will be known that should help you in making your decision.

The program described in this notice has not yet commenced and even if approved by the stockholders, the final determination on whether it will be implemented and its terms and conditions will be made by the Board or the Compensation Committee. Persons who are eligible to participate in any such tender offer should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the tender offer. A10 Networks, Inc. will file the Tender Offer Statement on Schedule TO with the SEC upon the commencement of any such tender offer. A10 stockholders and option holders will be able to obtain these written materials and other documents filed by A10 with the SEC free of charge from the SEC’s website at www.sec.gov.

While the terms of the exchange program are expected to be materially similar to the terms described in the preliminary proxy referenced above, we may find it necessary or appropriate to change the terms of the exchange program to take into account our administrative needs, legal requirements, accounting rules, or A10 policy decisions that make it appropriate to change the exchange program and the like. For example, we may alter the method of determining the number of RSUs that will be granted in exchange for the eligible underwater options, if we decide that there is a more efficient and appropriate method while still continuing to limit incremental compensation expense. The final terms of the exchange program will be set forth in the offering documents. The Board or the Compensation Committee will retain the discretion to make any necessary or desirable changes to the terms of the exchange program. In addition, the Board or the Compensation Committee reserves the right to amend, postpone or cancel the exchange program once it has commenced. Additionally, we may decide not to implement the exchange program even if our stockholders approve the exchange program. For example, if our stock price increases significantly, we may reassess the advisability of implementing the exchange program.